Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Board of Directors
Cardiome Pharma Corp.

Dears Sirs:

We consent to the inclusion in this annual report on Form 40-F of:

•
our auditors’ report dated March 20, 2007 on the consolidated balance sheet of Cardiome Pharma Corp. (“the Company”) as at December 31, 2006, and the consolidated statements of loss and deficit and cash flows for the year then ended; and

•	our auditors’ report on reconciliation to United States GAAP dated March 20, 2007;

each of which is incorporated by reference on this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

               We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-136696 and No. 333-125860) on Form S-8, (No. 333-131912) on Form F-3, and (No. 333-137935) on Form F-10 of Cardiome Pharma Corp.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
March 26, 2007